TEEKAY CORPORATION

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

August 10, 2016

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:     Teekay Corporation (the “Company”)

  Acceleration Request for Registration Statement on Form F-4 (File No. 333-211069)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on August 12, 2016, or at such other time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company authorizes Gina Eiben, Joseph Bailey and Hyland Durant, each at Perkins Coie LLP, counsel to the Company, to make any such request on its behalf.

The Company acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

TEEKAY CORPORATION

/s/ Vincent Lok
Name:	Vincent Lok
Title:	Executive Vice President and Chief Financial Officer